FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Acquisition announcement made on 01 September 2004
	2.	Document Viewing Facility announcement made on 01 September 2004
	3.	Major Interests in Shares announcement made on 01 September 2004
	4.	Director Shareholding announcement made on 06 September 2004
	5.	Director Shareholding announcement made on 08 September 2004
	6.	Stabilisation Notice announcement made on 09 September 2004
	7.	Holding(s) in Company announcement made on 10 September 2004
	8.	Conversion of Securities announcement made on 10 September 2004
	9.	Director Declaration announcement made on 13 September 2004
	10.	Preference Share Issue announcement made on 16 September 2004
	11.	Directorate Change announcement made on 29 September 2004

Enclosure No. 1

RBS COMPLETES CHARTER ONE ACQUISITION

Citizens Financial Group, Inc., a wholly owned subsidiary of The Royal Bank of Scotland Group plc, has announced the completion of the acquisition of Charter One Financial, Inc. with the transaction becoming effective yesterday evening, 31 August 2004.

1 September 2004

For further Information Contact:

Investor Relations

Richard O'Connor 0207 672 1763

07909 873681

Media

Carolyn McAdam 0131 523 2055

07796 274968

Enclosure No. 2

The Royal Bank of Scotland Group plc - Submission to the Document Viewing Facility

In accordance with sections 9.31(a) and 9.32 of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document Viewing Facility the circular Letter to Shareholders together with the Form of Election in connection with the offer of shares in lieu of a cash dividend.

1 September 2004

Enclosure No. 3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

27 August 2004

11. Date company informed

1 September 2004

12. Total holding following this notification

-

13. Total percentage holding of issued class following this notification

Less than 3%

14. Any additional information

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification

1 September 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 4

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Joseph Patrick MacHale

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Joseph Patrick MacHale

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p each

12. Price per share

£15.56

13. Date of transaction

2 September 2004

14. Date company informed

6 September 2004

15. Total holding following this notification

10,000

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

6 September 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir Fred Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Fred Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sir Fred Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£15.97

13. Date of transaction

7 September 2004

14. Date company informed

7 September 2004

15. Total holding following this notification

64,787

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

8 September 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 6

Stabilisation Notice

Global Offer of 69,000,000 ordinary shares in the Royal Bank of Scotland Group Plc to certain purchasers procured by Merrill Lynch International of par value 25 pence each at the price of GBP 15.50 per share ("Sale Shares") (with an over-allotment option of up to additional 10,000,000 Shares)(together with the Sale Shares, the "Ordinary Shares")

In relation to the above offering announced today, Merrill Lynch International ("MLI") notifies you that it is the stabilising manager and may conduct stabilising activities in relation to the Ordinary Shares, ISIN: GB0007547838 (the "Ordinary Shares") and in connection with the above transaction. MLI confirms the following:

  The securities to be stabilised are the Ordinary Shares (ISIN: GB0007547838) referred to above; no other associated securities are subject to stabilisation;
  The stabilising manager is Merrill Lynch International (contact: John Millar - Telephone: 020 7995 3700);
  The stabilisation period is expected to commence at 11:00 a.m. on 9 September 2004 and ends on 9 October 2004 inclusive (30 days after the Pricing Date);
  The issue price of the Ordinary Shares has been calculated and announced on 9 September 2004.

Stabilisation/FSA

Enclosure No. 7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Banco Santander Central Hispano S.A.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Banco Santander Central Hispano S.A.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Banco Santander Central Hispano S.A.

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

79,000,000

8. Percentage of issued class

2.51%

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

9 September 2004

11. Date company informed

9 September 2004

12. Total holding following this notification

79,787,985

13. Total percentage holding of issued class following this notification

2.54%

14. Any additional information

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification

9 September 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 8

THE ROYAL BANK OF SCOTLAND GROUP plc

5.75% EXCHANGEABLE CAPITAL SERCURITES, SERIES B

INVESTOR INFORMATION

On September 30, 2004, The Royal Bank of Scotland Group plc (the "Company") will, in accordance with the terms of the indenture relating to its $850,000,000 principal amount of 5.75% Exchangeable Capital Securities, Series B ("X-CAPS, Series B"), exchange each $25 principal amount of X-CAPS, Series B for one Non-cumulative Dollar Preference Share, Series L with a liquidation preference of $25 ("Series L Dollar Preference Shares"). The Series L Dollar Preference Shares will be in the form of American Depositary Shares evidenced by American Depositary Receipts. Non-cumulative preferential dividends on the Series L Dollar Preference Shares will accrue at the rate of $1.4375 per share annually, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 2004, when, as and if declared by the Company's board of directors or a committee thereof. The Series L Dollar Preference Shares will be redeemable at the Company's option at a redemption price of $25 per share, plus the dividends otherwise payable for the then-current quarterly dividend period accrued to the redemption date, beginning after September 30, 2009. Application has been made to list the Series L Dollar Preference Shares on the New York Stock Exchange under the symbol "RBS Pr L".

For further information, please contact:

The Royal Bank of Scotland Group plc

Ron Huggett

Capital Raising Director

5th Floor. 280 Bishopsgate

London EC2M 4RB

Tel: 020 7085 4925

Richard O'Connor

Head of Investor Relations

10th Floor. 280 Bishopsgate

London EC2M 4RB

Tel: 020 7672 1758

The Bank of New York, Trustee

Paul Pereira

The Bank of New York

One Canada Square

London E14 5AL

Tel: 020 7964 7495

Enclosure No. 9

THE ROYAL BANK OF SCOTLAND GROUP plc

The Royal Bank of Scotland Group plc ("the Group") announces that, following the appointment of Archibald Sinclair Hunter and Joseph Patrick MacHale as Non-executive Directors, no details in connection with Sections 6.F.2 (b) to (g) of the Listing Rules require to be disclosed.

In respect of Section 16.4 of the Listing Rules, the Group announces that Mr Hunter is a Director of Edinburgh US Tracker Trust plc and MacFarlane Group plc and Mr MacHale is a Director of The Morgan Crucible Company plc.

13 September 2004

Enclosure No. 10

The Royal Bank of Scotland Group plc

16th September 2004

THE ROYAL BANK OF SCOTLAND GROUP PLC AND RBS CAPITAL TRUST IV COMPLETE SALE OF AN ADDITIONAL US$ 450 MILLION NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("the Group") has issued an additional US$ 450 million of Non-cumulative Trust Preferred Securities ("the Securities") through RBS Capital Trust IV ("Trust IV"). The offering was made pursuant to a Form F-3 shelf registration statement which the group filed with the US Securities and Exchange Commission.

The additional Trust IV Securities will pay a floating coupon rate of 3-month US dollar LIBOR + 0.8% until September 30, 2014. The Securities are redeemable at the option of Trust IV in whole or in part on September 30, 2014 and on any distribution payment date thereafter at par, subject to prior consent by the UK Financial Services Authority. After September 30, 2014 the distribution rate will adjust to 3-month US dollar LIBOR + 1.8%. The Securities have a liquidation preference of US$1,000 each.

RBS Greenwich Capital managed the issue of these Securities for the Group. JPMorgan and Lehman Brothers acted as co-managers

Settlement of the Trust IV Securities is expected on 27th September 2004. The additional Trust IV securities will be fully fungible with outstanding securities on 27th September 2004.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Trust IV Securities in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State.

Stabilisation - FSA

For further information, please contact:

The Royal Bank of Scotland Group plc

Fred Watt Group Finance Director 42 St Andrew Square Edinburgh EH2 2YE Tel: 0131 523 5171	Ron Huggett Capital Raising Director 280 Bishopsgate London EC2M 4RB Tel: 020 7375 4925

The Royal Bank of Scotland plc
Gordon Taylor Director, Primary Markets 135 Bishopsgate London EC2M 3UR Tel 020 7334 1217

Enclosure No. 11

The Royal Bank of Scotland Group plc

Board changes at The Royal Bank of Scotland Group plc

Mr Charles 'Bud' Koch has been appointed as a non-executive director of the Group with effect from 29 September 2004.

Mr Koch (58) was the Chairman, President and Chief Executive Officer of Charter One Financial, Inc. and its wholly owned subsidiary, Charter One Bank, N.A between 1973 and 2004. He has extensive professional experience in the USA and is currently on the board of directors of the Federal Home Loan Bank of Cincinnati, Chairman of the Board of John Carroll University and a trustee of Case Western Reserve University.

Commenting on the appointment Sir George Mathewson, Chairman of the Group, said: "It is a great pleasure to welcome Bud to the Group. His breadth of experience, an excellent knowledge of the US financial services sector, and a strong track record in the US built up over the last 30 years, will significantly strengthen our Board."

29 September 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat